x.general:n-sar77D.doc



N-SAR   Item  77.D.   Policies  with  Respect  to   Security
Investment



      At a meeting held on March 6, 2002, the Board of The Dreyfus Socially Responsible Growth Fund, Inc. (the "Fund") adopted a non-fundamental policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks of companies that, in the opinion of The Dreyfus Corporation, as the Fund's investment adviser, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America. This change to the Fund's non-fundamental policy is reflected in an amendment to the Fund's Registration Statement, as previously filed with the Securities and Exchange Commission on Form N-1A on April 11, 2002.